Filed by General Electric Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

Under the Securities Exchange Act of 1934, as amended

Subject Company: General Electric Company

Commission File No.: 001-00035

Date: February 8, 2019

The following notice was sent to participants in General Electric Company‘s Retirement Savings Plan:

GE RETIREMENT SAVINGS PLAN (“RSP”)

Notice to Participants

Upcoming Distribution of Wabtec Stock Fund Units to Holders of
General Electric Common Stock Fund (“GE Stock Fund”) Units

February 4, 2019

Due to the spin-off of GE Transportation and its subsequent merger with Westinghouse Air Brake Technologies Corporation (“Wabtec”) (the spin-off and merger, together, the “Transaction”), participants in the RSP who are invested in the GE Stock Fund as of February 25, 2019 will receive Units of a new Wabtec Stock Fund, subject to the terms and conditions described in this Notice and the separately provided Wabtec Stock Fund Profile (the “Wabtec Profile”). No participant action is required.

In order to create the new Wabtec Stock Fund, all participant accounts will be restricted from certain transactions during the Blackout Period, as described in this Notice.

As also described further in this Notice, the new Wabtec Stock Fund is only expected to be an RSP investment option for approximately one year. Like all investments, you may gain or lose money. Neither GE, Wabtec nor the RSP fiduciaries are making any recommendation as to whether you should invest in the GE Stock Fund or make any other RSP investment decision.

To understand the Transaction fully and for a more complete description of the terms and conditions as applied to the RSP, you should carefully read this Notice and the additional materials, including the prospectus (the “Prospectus”) contained in the Form S-4 filed by Wabtec with the Securities and Exchange Commission (which is available on the Securities and Exchange Commission’s website at www.sec.gov and will be furnished to you upon request by contacting the GE RSP Service Center at 1-877-55-GERSP (1-877-554-3777) . These materials do not constitute investment, legal or tax advice. As with any major financial decision, please also consider consulting a personal financial advisor.

If the terms of the Transaction change such that you would not receive Wabtec Stock Fund Units in the RSP, you would be notified as soon as practicable.

Important Dates

2-25-2019

➢  Last day to make investment election changes/switches to either
1) invest in GE Stock Fund to be eligible for Wabtec Stock Fund Units or
2) divest from GE Stock Fund to avoid Wabtec Stock Fund Units

At the close of regular trading on the New York Stock Exchange (typically 4:00 pm Eastern time):

➢  If you have an investment in the GE Stock Fund, you will be eligible to receive a proportionate number of Wabtec Stock Fund Units and your number of GE Stock Fund Units will remain the same

➢  RSP Blackout Period begins

See section 2 of this notice

2-27-2019 by 9:00 am Eastern Time:

➢  Exchange Ratio is announced

Details will be provided in a Form 8-K that will be filed by GE and available at the Securities and Exchange Commission’s website at www.sec.gov

On or before 3-1-2019:

➢  RSP Blackout Period expected to end

You can obtain more information via OneHR.ge.com > Retirement > My GE RSP or by calling the GE RSP Service Center at 1-877-554-3777

This Notice, dated February 4, 2019, serves as an update to Your Benefits Handbook and constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933. This Notice and the Wabtec Profile also serve as an update to the Supplemental Information Document. Please retain these documents for future reference with those materials.

TRANSACTION CONSIDERATIONS

1.	Receipt of Wabtec Stock Fund Units

In order to receive Wabtec Stock Fund Units in the RSP, you must be invested in the GE Stock Fund as of the close of regular trading on the New York Stock Exchange on February 25, 2019. If you have a balance in the GE Stock Fund as of February 25, 2019, your number of Units in the GE Stock Fund will remain the same. However, as a result of the Transaction, (1) the value of each GE Stock Fund Unit will decrease and (2) you will receive a proportionate number of Wabtec Stock Fund Units. The number of Wabtec Stock Fund Units you will receive will be based on the exchange ratio described in the Prospectus.

It is estimated that, if the Transaction had occurred on December 31, 2018, a GE stockholder would have received 1 share of Wabtec common stock for every approximately 185.1 shares of GE common stock held by such GE stockholder on the record date for the spin-off (approximately 0.005403 shares of Wabtec common stock for each share of GE common stock). The actual exchange ratio will be determined as of immediately prior to the closing of the Transaction and will be announced in a Form 8-K that will be filed by GE and available at the Securities and Exchange Commission’s website at www.sec.gov.

The Wabtec Stock Fund Units are expected to be credited to your account at the end of the Blackout Period, as described below. They will be referenced as a Dividend on your next statement.

2.	Blackout Period

To facilitate the creation of the Wabtec Stock Fund, your account will need to be restricted for a period of time. This “Blackout Period” is expected to begin at the close of regular trading on the New York Stock Exchange (typically 4:00 pm Eastern time) on February 25, 2019 and is expected to end on or before March 1, 2019 (unless the plan administrator for the RSP determines otherwise, in which case you will be notified of the change as soon as reasonably possible). During the Blackout Period, no investment switches into or out of the GE Stock Fund will be processed. Also, no loans, withdrawals or distributions will be processed from the GE Stock Fund. You will continue to be able to take loans, withdrawals or distributions from the portion of your RSP account not invested in the GE Stock Fund, to the extent allowed under the normal RSP rules. If you have set your account to automatically rebalance during the Blackout Period and any amount of the GE Stock Fund is included in that rebalance, you will need to re-enroll in the automatic rebalance service after the Blackout Period ends. If the Blackout Period does not end by Friday, March 1, 2019, any amounts received from payroll (for example, from contributions or loan repayments) during the Blackout Period will be invested in a money market fund. Once the Blackout Period ends, those amounts will be credited to your account and transferred to the appropriate funds according to your completed investment election on file at that time, including any election to invest in the GE Stock Fund.

During the Blackout Period, your account will remain subject to investment gains and losses. It is very important that you review and consider the appropriateness of your current investment in the GE Stock Fund (and your corresponding anticipated investment in the Wabtec Stock Fund), in light of your inability to direct or diversify these investments during the Blackout Period as described above. You should be aware that there is a risk to holding substantial portions of your assets in the securities of any one company, as individual securities tend to have wider price swings, up and down, in short periods of time, than investments in diversified funds. Stocks that have wide price swings might have a large loss during the Blackout Period, and you would not be able to direct the sale of holdings in the GE Stock Fund from your RSP account during the Blackout Period. For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio taking into account all of your assets, income, and investments. Whether or not you are planning retirement in the near future, we encourage you to carefully consider how this Blackout Period may affect your retirement planning as well as your overall financial plan.

With certain types of blackout periods, federal law generally requires 30 days’ advance notice so that participants have sufficient time to consider the effect of a blackout period on their retirement and financial plans. However, federal law also permits less than 30 days’ advance notice of a blackout period under specified circumstances, including where the inability to provide the full period of advance notice is due to events that were unforeseeable or circumstances beyond the reasonable control of the plan administrator. If this Blackout Period requires such advance notice, this exception applies to this Notice because the closing of the Transaction was subject to approvals from the GE board of directors and foreign and domestic governmental regulators, including the U.S. Department of Justice, and the receipt of these approvals was beyond the reasonable control of GE, the plan administrator of the RSP.

3.	Wabtec Stock Fund

As noted above, the Wabtec Stock Fund will be a “unitized” fund that is invested exclusively in Wabtec stock, except for a targeted percentage (which is expected to be no more than 5%) that will be invested in cash or cash equivalents to meet estimated liquidity needs. You will not be credited with any dividends or investment gains or losses on Wabtec stock with respect to the cash portion of your Wabtec Stock Fund Units.

The initial unit price for the Wabtec Stock Fund will be $10.00. To find out the number of Wabtec Stock Fund Units credited to your account after the Blackout Period, go to OneHR.ge.com > Retirement > My GE RSP > Summary tab > Holdings or call the GE RSP Service Center at 1-877-554-3777.

After the Wabtec Stock Fund is established, no new amounts may be invested in the fund, except for any Wabtec stock dividends, which will be reinvested in the fund.

You may switch your investment out of the Wabtec Stock Fund following the Blackout Period, in accordance with the usual rules that apply to investment switches as described in Your Benefits Handbook. That is, the treatment of Wabtec Stock Fund Units will be consistent with the treatment of GE Stock Fund Units for this purpose. Likewise, your Wabtec Stock Fund investment will be available for loans, distributions and withdrawals under the usual rules described in Your Benefits Handbook. This includes the right to take a distribution or withdrawal “in kind” in the form of Wabtec stock.

The Wabtec Stock Fund will be managed by an independent fiduciary, Newport Trust Company (“Newport”). Newport will be responsible for determining the percentage of the Wabtec Stock Fund that will be invested in cash or cash equivalents to meet estimated liquidity needs. Newport will also be responsible for exercising shareholder rights, such as the right to vote or tender shares of Wabtec stock attributable to the Wabtec Stock Fund, and otherwise operating the fund in accordance with applicable law.

The RSP provides that Newport is required to liquidate the Wabtec Stock Fund as soon as practicable after the one-year anniversary of its establishment. Upon liquidation, the Wabtec Stock Fund will be eliminated from the RSP. At that time, any Wabtec Stock Fund Units still in your RSP account will be transferred as an investment switch to the Target Retirement Date Fund consistent with your age. Your RSP account may also be restricted for a period of time in connection with the liquidation of the Wabtec Stock Fund. Additional details regarding the elimination of the Wabtec Stock Fund and any applicable blackout period will be provided in advance of the date that the Wabtec Stock Fund is eliminated as an RSP investment option.

For more information about the Wabtec Stock Fund, see the Wabtec Profile.

4.	Tax Implications

It is expected that the Wabtec Stock Fund Units acquired in the Transaction will be allocated a pro-rata share of the participant’s pre-Transaction cost basis in the GE Stock Fund Units. If the participant subsequently takes a qualifying distribution or withdrawal of Wabtec shares in kind from the RSP, the payment is expected to qualify for the special tax treatment for net unrealized appreciation, with the allocated cost basis used to determine the appreciation.

For more details on net unrealized appreciation, please see Your Benefits Handbook and the Tax Disclosure and Retirement Plan Notice, which are available online at OneHR.ge.com or by calling the GE RSP Service Center at 1-877-554-3777. Please also consult your tax advisor.

5.	GE Stock Outside of the RSP

This Notice and the Wabtec Profile apply only to your GE Stock Fund Units under the RSP. If you hold shares of GE common stock directly or if you hold GE common stock through a different retirement plan or other arrangement, you will receive separate materials and should refer to those materials or the institution where those shares are held for more information.

EXPECTED TRANSACTION DATES AND IMPACT FOR RSP PARTICIPANTS

Due to administrative reasons, participating in the Transaction through the RSP will be different than participating as a registered shareholder or participating in another retirement plan or arrangement. RSP participants will be subject to different deadlines. RSP participants will be subject to RSP account restrictions during the Blackout Period, and their Wabtec stock will be held through a unitized Wabtec Stock Fund and limited by the relatively short expected duration of that fund. Please refer to the “Important Dates” section on page 1 of this notice for date details.

ADDITIONAL INFORMATION

It is important to familiarize yourself with all of the RSP investment options and think carefully about the investment of your account. To help achieve long-term retirement security, you should give careful consideration to the advantages of a well-balanced and diversified investment portfolio. Spreading your assets among different types of investments can help you achieve a favorable rate of return, while reducing your overall risk of losing money. This is because market or other economic conditions that cause one category of assets, or one particular security, to perform well often cause another asset category, or another particular security, to perform poorly. If you invest more than 20% of your retirement savings in any one company or one industry, your savings may not be properly diversified. Depending on your circumstances, an even lower percentage may be appropriate. Although diversification is not a guarantee against loss, it is an effective strategy to help you manage investment risk. In deciding how to invest your retirement savings, you should take into account all of your assets, including any retirement savings outside of the RSP. No single approach is right for everyone because, among other factors, individuals have different financial goals, different time horizons for meeting their goals, and different tolerances for risk.

Please see Your Benefits Handbook and the Supplemental Information Document for more information about the RSP, its rules and its investment options.

The Form S-4 filed by Wabtec in connection with the Transaction can be found on the Securities and Exchange Commission’s website at www.sec.gov and will be furnished to you upon request by contacting the GE RSP Service Center at the phone number below.

If you have questions or need additional information about your RSP account or the Wabtec Stock Fund Units to be credited to your RSP account, please contact the GE RSP Service Center at 1-877-55-GERSP (1-877-554-3777) between 8:30 am and 8:30 pm Eastern time, on any day the New York Stock Exchange is open for regular trading.

Additional Information About the Transactions and Where to Find It

As noted above, in connection with the proposed transaction between General Electric Company (“GE”) and Wabtec, Wabtec has filed with the SEC a registration statement on Form S-4 and a definitive proxy statement on Schedule 14A. Transportation Systems Holdings Inc., a wholly owned subsidiary of GE created for the transaction (“SpinCo”), has filed a registration statement on Form 10. This communication is not a substitute for any registration statement, prospectus or other documents GE, Wabtec and/or SpinCo may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, AND OTHER DOCUMENTS FILED BY GE, WABTEC OR SPINCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these materials and other documents filed with the SEC by GE, Wabtec and/or SpinCo through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by GE, Wabtec and/or SpinCo with the SEC from the respective companies by directing a written request to GE and/or SpinCo at General Electric Company, 41 Farnsworth Street, Boston, Massachusetts 02210 or by calling 617-443-3400, or to Wabtec at Wabtec Corporation, 1001 Air Brake Avenue, Wilmerding, PA 15148 or by calling 412-825-1543.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell, any securities in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Caution Concerning Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Wabtec and statements regarding Wabtec’s expectations about future sales and earnings. All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, including future financial and operating results, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements.

Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction or may require conditions, limitations or restrictions in connection with such approvals; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by GE or Wabtec, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Wabtec and SpinCo; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that shareholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including the impacts of tax and tariff programs, industry consolidation, and changes in the financial condition or operating strategies of our customers; (13) changes in the expected timing of projects; (14) a decrease in freight or passenger rail traffic; (15) an increase in manufacturing costs; (16) actions by third parties, including government agencies; (17) the risk that a government shutdown, and potential effects thereof, may affect the timing of the proposed transaction; and (18) other risk factors as detailed from time to time in GE’s and Wabtec’s respective reports filed with the SEC, including GE’s and Wabtec’s annual reports on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither GE nor Wabtec undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.